SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

HAMPTON ROADS BANKSHARES, INC.

(Name of Subject Company (Issuer) and Filing Persons (Offeror))

8.75% Noncumulative Perpetual Preferred Stock, Series A

(CUSIP No. 409321205)

12.00% Noncumulative Perpetual Preferred Stock, Series B

(CUSIP No. 409321304)

(Title of Class of Securities)

999 Waterside Dr., Suite 200

Norfolk, Virginia 23510

(757) 217-1000

Attn: John A.B. Davies, Jr.

President and Chief Executive Officer

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

John A.B. Davies, Jr.	William A. Old, Jr.
President and Chief Executive Officer	Williams Mullen
999 Waterside Drive, Suite 200 999	Waterside Drive, Suite 1700
Norfolk, Virginia 23510	Norfolk, Virginia 23510
(757) 217-1000	(757) 622-3366

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
Not applicable	Not applicable

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Form or Registration No.: Not applicable
Filing Party: Not applicable	Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

This filing relates solely to preliminary communications by Hampton Roads Bankshares, Inc. (the “Company”) made before the commencement of offers with holders of its Series A and B preferred stock to exchange such preferred stock for common stock (the “Exchange Offers”).

A copy of a letter from the Company to its preferred stockholders discussing the terms of the potential Exchange Offers is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The tender offers described herein and in the attached exhibit have not yet commenced. The descriptions of the Exchange Offers contained herein and in the attached exhibit are for informational purposes only and do not constitute an offer to buy or the solicitation of an offer to sell any securities. The Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”) upon the commencement of the Exchange Offers. Eligible holders of preferred stock should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Exchange Offers.

The written materials described above and other documents filed by the Company with the SEC are or will be available (if not yet filed) free of charge from the SEC’s website at www.sec.gov. In addition, free copies of these documents may also be obtained by directing a written request to: Hampton Roads Bankshares, Inc., John A.B. Davies, Jr., President and Chief Executive Officer, Hampton Roads Bankshares, Inc., 999 Waterside Dr., Suite 200, Norfolk, Virginia 23510.

Item 12.	Exhibits.

Exhibit Number	Description

99.1	Letter to Preferred Shareholders, dated November 3, 2009.